UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.             Agenda and resolutions from the ABB Ltd Annual General Meeting of Shareholders held on March 25, 2021.

2.             Press release issued by ABB Ltd dated March 25, 2021, titled “ABB shareholders approve all proposals at 2021 Annual General Meeting”.

3.             Press release issued by ABB Ltd dated March 25, 2021, titled “ABB plans to launch new share buyback following completion of initial program”.

2

ABB Ltd

TRAKTANDEN UND BESCHLÜSSE

AGENDA AND RESOLUTIONS

der Generalversammlung der Aktionärinnen und Aktionäre

from the Annual General Meeting of Shareholders

vom 25. März 2021, 10:00 Uhr

held on March 25, 2021, 10:00 a.m.

Affolternstrasse 44, 8050 Zürich, Schweiz

Affolternstrasse 44, 8050 Zurich, Switzerland

Konstituierung der Versammlung

Constitution of the Meeting

Peter Voser, Präsident des Verwaltungsrates, eröffnet die Generalversammlung.

Peter Voser, Chairman of the Board of Directors, opens the Annual General Meeting.

Maria Varsellona führt als Sekretärin des Verwaltungsrates das Protokoll der Versammlung. Als unabhängiger Stimmrechtsvertreter ist Dr. Hans Zehnder anwesend. Der Präsident bestimmt Dr. Christian Hediger als Stimmenzähler. KPMG, die Revisionsstelle der Gesellschaft, ist durch Hans-Dieter Krauss vertreten.

Maria Varsellona, Secretary to the Board of Directors, acts as secretary of the meeting. Dr. Hans Zehnder, the independent proxy, is also present. The Chairman appoints Dr. Christian Hediger as vote counter. KPMG, the company’s auditors, is represented by Hans-Dieter Krauss.

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Der Präsident stellt fest, dass

The Chairman declares that

a)              die Einladung zur Generalversammlung am 26. Februar 2021 im Schweizerischen Handelsamtsblatt sowie in verkürzter Form in verschiedenen Tageszeitungen unter Einhaltung der gesetzlichen Frist von 20 Tagen veröffentlicht worden sei;

the invitation to the Annual General Meeting was published on February 26, 2021, in the Swiss Official Gazette of Commerce and also, in abbreviated form, in various daily newspapers, complying with the statutory notice period of 20 days;

b)              die im Aktienregister eingetragenen Aktionäre ausserdem mit Schreiben vom 26. Februar 2021 schriftlich über die Generalversammlung informiert und mit der Einladung die Traktanden und Anträge des Verwaltungsrates bekannt gegeben worden seien;

shareholders entered in the share register were additionally notified of the Annual General Meeting by letter dated February 26, 2021, and that notice of the agenda items and proposals of the Board of Directors was provided with the invitation;

c)              keine Traktandierungsbegehren von Aktionären gemäss Artikel 13 der Statuten und auch keine Anträge zu traktandierten Verhandlungsgegenständen vorlägen;

neither shareholders’ requests in accordance with Article 13 of the Articles of Incorporation for items to be included on the agenda, nor any motions related to items on the agenda have been received;

d)              die Generalversammlung in Übereinstimmung mit den Vorschriften der COVID-19 Verordnung 3 des Bundesrates vom 19. Juni 2020 (Stand am 15. März 2021) über Massnahmen zur Bekämpfung des Coronavirus stattfinde;

the Annual General Meeting is held in compliance with the provisions of the COVID-19 Ordinance 3 of the Federal Council of June 19, 2020 (status as of March 15, 2021) on Measures to Combat the Coronavirus;

e)              der Verwaltungsrat entschieden habe, dass die Aktionäre der Gesellschaft nicht persönlich an der Versammlung teilnehmen könnten, dass er diese in der Einladung zur Generalversammlung angewiesen habe, ihre Rechte schriftlich oder elektronisch über den unabhängigen Stimmrechtsvertreter auszuüben, und dass eine entsprechende Information zusätzlich ab dem 26. Februar 2021 auf der Website von ABB veröffentlicht worden sei;

the Board of Directors resolved that shareholders may not attend the meeting in person, that shareholders were instructed in the invitation to the Annual General Meeting to exercise their shareholder rights in writing or electronically via the independent proxy, and that in addition a corresponding announcement was published on the website of ABB as of February 26, 2021;

f)               der Geschäftsbericht 2020 mit Lagebericht, Jahresrechnung, Konzernrechnung, Antrag des Verwaltungsrates über die Verwendung des Bilanzgewinns, Vergütungsbericht sowie den entsprechenden Berichten der Revisionsstelle auf Wunsch versandt worden sei und während der gesetzlichen Frist am Sitz der Gesellschaft zur Einsichtnahme durch die Aktionäre aufgelegen habe. Zudem sei der Geschäftsbericht auf der Webseite von ABB verfügbar gewesen.

the Annual Report 2020 together with the management report, the annual financial statements, the consolidated financial statements, the proposal of the Board of Directors relating to the appropriation of earnings, the compensation report and the respective auditors’ reports were mailed upon request and made available for inspection by shareholders during the statutory time period at the Company’s head office. The Annual Report was also available on ABB’s website.

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Damit stellt der Präsident fest, dass die Generalversammlung entsprechend den statutarischen und gesetzlichen Formvorschriften einberufen und konstituiert worden sei.

The Chairman declares that the Annual General Meeting has been convened and constituted in accordance with the statutory and legal formal requirements.

1.    Genehmigung des Lageberichts, der Konzernrechnung und der Jahresrechnung 2020

1.    Approval of the management report, the consolidated financial statements, and the annual financial statements for 2020

Die Generalversammlung genehmigt den Lagebericht, die Konzernrechnung und die
Jahresrechnung 2020 mit folgendem Ergebnis:

The Annual General Meeting approves the management report, the consolidated financial statements, and the annual financial statements for 2020 with the following result:

Vertretene Stimmen: Votes represented:	1’283’729’655
Absolutes Mehr: Absolute majority:	641’864’828
99.39%	Ja / Yes	1’275’877’290	Stimmen / votes
0.04%	Nein / No	545’027	Stimmen / votes
0.57%	Enthaltung / Abstention	7’307’338	Stimmen / votes

2.    Konsultativabstimmung über den Vergütungsbericht 2020

2.    Consultative vote on the 2020 Compensation Report

Die Generalversammlung stimmt dem Vergütungsbericht 2020 (der im Geschäftsbericht enthalten ist) mit folgendem Ergebnis zu (unverbindliche Konsultativabstimmung):

The Annual General Meeting accepts the 2020 Compensation Report (which can be found in the Annual Report) with the following result (non-binding consultative vote):

Vertretene Stimmen: Votes represented:	1’283’728’105
Absolutes Mehr: Absolute majority:	641’864’053
90.23%	Ja / Yes	1’158’269’667	Stimmen / votes
9.11%	Nein / No	116’924’243	Stimmen / votes
0.66%	Enthaltung / Abstention	8’534’195	Stimmen / votes

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3.    Entlastung des Verwaltungsrates und der mit der Geschäftsführung betrauten Personen

3.    Discharge of the Board of Directors and the persons entrusted with management

Die Generalversammlung erteilt den Mitgliedern des Verwaltungsrates und den mit der
Geschäftsführung betrauten Personen für das Geschäftsjahr 2020 Entlastung mit folgendem Ergebnis:

The Annual General Meeting grants discharge for the financial year 2020 to the members of the Board of Directors and the persons entrusted with management with the following result:

Vertretene Stimmen: Votes represented:	1’282’859’799
Absolutes Mehr: Absolute majority:	641’429’900
98.70%	Ja / Yes	1’266’153’892	Stimmen / votes
0.39%	Nein / No	4’944’964	Stimmen / votes
0.92%	Enthaltung / Abstention	11’760’943	Stimmen / votes

4.    Verwendung des Bilanzgewinns

4.    Appropriation of earnings

Die Generalversammlung stimmt dem Antrag des Verwaltungsrates zu, aus dem zur Verfügung stehenden Bilanzgewinn von CHF 11’001’334’639 eine Dividende von CHF 0.80 brutto je Namenaktie auszuschütten (maximal CHF 1’734’518’611.20) und den verbleibenden Betrag des Bilanzgewinns auf neue Rechnung vorzutragen.

The Annual General Meeting approves the proposal of the Board of Directors to distribute a dividend out of the earnings available (CHF 11,001,334,639) in the amount of CHF 0.80 gross per registered share (maximum total amount CHF 1,734,518,611.20) and to carry forward the remaining amount of the available earnings to the new account.

Vertretene Stimmen: Votes represented:	1’283’724’305
Absolutes Mehr: Absolute majority:	641’862’153
99.39%	Ja / Yes	1’275’835’592	Stimmen / votes
0.23%	Nein / No	2’934’706	Stimmen / votes
0.39%	Enthaltung / Abstention	4’954’007	Stimmen / votes

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5.    Kapitalherabsetzung durch Vernichtung von Aktien, welche im Rahmen des Aktienrückkaufprogramms zurückgekauft wurden

5.    Capital reduction through cancellation of shares repurchased under the share buyback program

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates:

The Annual General Meeting approves the proposal of the Board of Directors:

a)  die Herabsetzung des Aktienkapitals von CHF 260’177’791.68 um CHF 13’800’000.00 auf CHF 246’377’791.68 durch Vernichtung von 115’000’000 Namenaktien im Nennwert von je CHF 0.12, welche im Rahmen des im Juli 2020 angekündigten Aktienrückkaufprogramms zurückgekauft wurden;

a)  to reduce the share capital of CHF 260,177,791.68 by CHF 13,800,000.00 to CHF 246,377,791.68 by way of cancellation of 115,000,000 shares with a nominal value of CHF 0.12 each which were bought back by the Company under the share buyback program announced in July 2020;

b)  als Ergebnis des Prüfungsberichts festzustellen, dass die Forderungen der Gläubiger trotz Herabsetzung des Aktienkapitals voll gedeckt sind;

b)  to confirm as a result of the report of the auditors that the claims of the creditors are fully covered notwithstanding the capital reduction;

c)  die Änderung von Artikel 4 Abs. 1 der Statuten auf den Zeitpunkt der Eintragung der Kapitalherabsetzung in das Handelsregister auf folgenden Wortlaut (die vorgeschlagenen Änderungen sind unterstrichen):

c)  to amend article 4 para.1 of the Articles of Incorporation according to the following wording as per the date of the entry of the capital reduction in the commercial register (the proposed amendments are underlined):

Artikel 4 Abs. 1 Das Aktienkapital der Gesellschaft beträgt CHF 246’377’791.68, eingeteilt in 2’053’148’264 voll liberierte Namenaktien. Jede Aktie hat einen Nennwert von CHF 0.12.	Article 4 para. 1 The share capital of the Company is CHF 246,377,791.68 and is divided into 2,053,148,264 fully paid registered shares. Each share has a par value of CHF 0.12.

Vertretene Stimmen: Votes represented:	1’283’724’055
Absolutes Mehr: Absolute majority:	641’862’028
98.36%	Ja / Yes	1’262’721’897	Stimmen / votes
1.23%	Nein / No	15’797’801	Stimmen / votes
0.41%	Enthaltung / Abstention	5’204’357	Stimmen / votes

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6.    Erneuerung des genehmigten Aktienkapitals

6.    Renewal of authorized share capital

Die Generalversammlung genehmigt den Antrag des Verwaltungsrates,

The Annual General Meeting approves the proposal of the Board of Directors das genehmigte Aktienkapital der ABB Ltd im Betrag von höchstens CHF 24’000’000 zu erneuern, wodurch die Ausgabe von höchstens 200’000’000 Aktien im Nennwert von je CHF 0.12 bis spätestens 25. März 2023 ermöglicht wird, durch Änderung der Statuten durch einen neuen Artikel 4ter Abs. 1 mit folgendem Wortlaut (die vorgeschlagenen Änderungen sind unterstrichen):

to renew ABB Ltd’s authorized share capital in an amount not to exceed CHF 24,000,000, enabling the issuance of up to 200,000,000 registered shares with a nominal value of CHF 0.12 each by no later than March 25, 2023, by amending article 4ter para. 1 of the Articles of Incorporation as follows (the proposed amendments are underlined):

Artikel 4ter Abs. 1

Der Verwaltungsrat ist ermächtigt, jederzeit bis zum 25. März 2023 das Aktienkapital im Maximalbetrag von CHF 24’000’000 durch Ausgabe von höchstens 200’000’000 voll zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.12 zu erhöhen. Erhöhungen in Teilbeträgen sind gestattet.

Article 4ter para. 1

The Board of Directors shall be authorized to increase the share capital in an amount not to exceed CHF 24,000,000 through the issuance of up to 200,000,000 fully paid registered shares with a par value of CHF 0.12 per share by not later than March 25, 2023. Increases in partial amounts shall be permitted.

Vertretene Stimmen: Votes represented:	1‘283’491’199
2/3-Mehr: 2/3 majority:	855’660’800
71.44%	Ja / Yes	916’890’828	Stimmen / votes
28.15%	Nein / No	361’338’304	Stimmen / votes
0.41%	Enthaltung / Abstention	5’262’067	Stimmen / votes

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7.1. Bindende Abstimmung über den maximalen Gesamtbetrag der Vergütung des Verwaltungsrates für die kommende Amtsdauer, d. h. von der Generalversammlung 2021 bis zur Generalversammlung 2022

7.1. Binding vote on the maximum aggregate amount of compensation of the Board of Directors for the next term of office, i. e. from the 2021 Annual General Meeting to the 2022 Annual General Meeting

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates

The Annual General Meeting approves in accordance with the proposal of the Board of Directors den maximalen Gesamtbetrag der Vergütung des Verwaltungsrates für die Zeitspanne von der Generalversammlung 2021 bis zur Generalversammlung 2022 im Betrag von CHF 4’400’000.

the maximum aggregate amount of compensation of the Board of Directors covering the period from the 2021 Annual General Meeting to the 2022 Annual General Meeting in the amount of CHF 4,400,000.

Vertretene Stimmen: Votes represented:	1’283’721’206
Absolutes Mehr: Absolute majority:	641’860’604
98.37%	Ja / Yes	1’262’832’720	Stimmen / votes
0.87%	Nein / No	11’177’652	Stimmen / votes
0.76%	Enthaltung / Abstention	9’710’834	Stimmen / votes

7.2. Bindende Abstimmung über den maximalen Gesamtbetrag der Vergütung der Geschäftsleitung für das folgende Geschäftsjahr, d. h. 2022

7.2. Binding vote on the maximum aggregate amount of compensation of the Executive Committee for the following financial year, i. e. 2022

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates

The Annual General Meeting approves in accordance with the proposal of the Board of Directors den maximalen Gesamtbetrag der Vergütung der Geschäftsleitung für das Geschäftsjahr 2022 im Betrag von CHF 40’000’000.

the maximum aggregate amount of compensation of the Executive Committee for the financial year 2022 in the amount of CHF 40,000,000.

Vertretene Stimmen: Votes represented:	1’283’725’575
Absolutes Mehr: Absolute majority:	641’862’788
92.68%	Ja / Yes	1’189’701’772	Stimmen / votes
6.55%	Nein / No	84’097’988	Stimmen / votes
0.77%	Enthaltung / Abstention	9’925’815	Stimmen / votes

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8.    Wahlen in den Verwaltungsrat und Wahl des Präsidenten des Verwaltungsrates

8.    Elections to the Board of Directors and election of the Chairman of the Board of Directors

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrates folgende Mitglieder in den Verwaltungsrat für eine Amtsdauer bis zum Abschluss der Generalversammlung 2022:

The Annual General Meeting elects, as proposed by the Board of Directors, the following persons to the Board of Directors for a term of office until completion of the Annual General Meeting 2022:

•                         Gunnar Brock, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’283’716’305
Absolutes Mehr: Absolute majority:	641’858’153
95.98%	Ja / Yes	1’232’056’326	Stimmen / votes
3.59%	Nein / No	46’124’022	Stimmen / votes
0.43%	Enthaltung / Abstention	5’535’957	Stimmen / votes

•                         David Constable, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’283’710’505
Absolutes Mehr: Absolute majority:	641’855’253
98.91%	Ja / Yes	1’269’738’261	Stimmen / votes
0.66%	Nein / No	8’478’672	Stimmen / votes
0.43%	Enthaltung / Abstention	5’493’572	Stimmen / votes

•                         Frederico Fleury Curado, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’283’716’305
Absolutes Mehr: Absolute majority:	641’858’153
81.91%	Ja / Yes	1’051’446’181	Stimmen / votes
17.65%	Nein / No	226’630’669	Stimmen / votes
0.44%	Enthaltung / Abstention	5’639’455	Stimmen / votes

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•                         Lars Förberg, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’283’706’305
Absolutes Mehr: Absolute majority:	641’853’153
98.16%	Ja / Yes	1’260’051’753	Stimmen / votes
1.41%	Nein / No	18’130’462	Stimmen / votes
0.43%	Enthaltung / Abstention	5’524’090	Stimmen / votes

•                         Jennifer Xin-Zhe Li, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’283’692’790
Absolutes Mehr: Absolute majority:	641’846’396
99.36%	Ja / Yes	1’275’532’843	Stimmen / votes
0.20%	Nein / No	2’593’959	Stimmen / votes
0.43%	Enthaltung / Abstention	5’565’988	Stimmen / votes

•                         Geraldine Matchett, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’283’473’418
Absolutes Mehr: Absolute majority:	641’736’710
99.42%	Ja / Yes	1’276’033’775	Stimmen / votes
0.15%	Nein / No	1’956’208	Stimmen / votes
0.43%	Enthaltung / Abstention	5’483’435	Stimmen / votes

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•                         David Meline, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’283’716’305
Absolutes Mehr: Absolute majority:	641’858’153
99.39%	Ja / Yes	1’275’844’796	Stimmen / votes
0.18%	Nein / No	2’263’164	Stimmen / votes
0.44%	Enthaltung / Abstention	5’608’345	Stimmen / votes

•                         Satish Pai, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’283’716’255
Absolutes Mehr: Absolute majority:	641’858’128
99.37%	Ja / Yes	1’275’621’265	Stimmen / votes
0.18%	Nein / No	2’359’990	Stimmen / votes
0.45%	Enthaltung / Abstention	5’735’000	Stimmen / votes

•                         Jacob Wallenberg, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’283’713’402
Absolutes Mehr: Absolute majority:	641’856’702
90.06%	Ja / Yes	1’156’075’218	Stimmen / votes
9.42%	Nein / No	120’972’805	Stimmen / votes
0.52%	Enthaltung / Abstention	6’665’379	Stimmen / votes

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•                         Peter Voser, als Mitglied und Präsident / as Director and Chairman

Vertretene Stimmen: Votes represented:	1’283’709’857
Absolutes Mehr: Absolute majority:	641’854’929
92.94%	Ja / Yes	1’193’097’825	Stimmen / votes
6.64%	Nein / No	85’278’321	Stimmen / votes
0.42%	Enthaltung / Abstention	5’333’711	Stimmen / votes

9.    Wahlen in den Vergütungsausschuss

9.    Elections to the Compensation Committee

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrates folgende Mitglieder des Verwaltungsrates in den Vergütungsausschuss für eine Amtsdauer bis zum Abschluss der Generalversammlung 2022:

The Annual General Meeting elects, as proposed by the Board of Directors, the following members of the Board of Directors to the Compensation Committee for a term of office until completion of the Annual General Meeting 2022:

•                         David Constable

Vertretene Stimmen: Votes represented:	1’283’727’805
Absolutes Mehr: Absolute majority:	641’863’903
98.94%	Ja / Yes	1’270’165’312	Stimmen / votes
0.60%	Nein / No	7’723’416	Stimmen / votes
0.45%	Enthaltung / Abstention	5’839’077	Stimmen / votes

•                         Frederico Fleury Curado

Vertretene Stimmen: Votes represented:	1’283’725’885
Absolutes Mehr: Absolute majority:	641’862’943
82.83%	Ja / Yes	1’063’357’488	Stimmen / votes
16.69%	Nein / No	214’314’201	Stimmen / votes
0.47%	Enthaltung / Abstention	6’054’196	Stimmen / votes

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•                         Jennifer Xin-Zhe Li

Vertretene Stimmen: Votes represented:	1’283’726’968
Absolutes Mehr: Absolute majority:	641’863’485
99.10%	Ja / Yes	1’272’231’121	Stimmen / votes
0.43%	Nein / No	5’474’480	Stimmen / votes
0.47%	Enthaltung / Abstention	6’021’367	Stimmen / votes

10.  Wahl des unabhängigen Stimmrechtsvertreters

10.  Election of the independent proxy

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrates für eine Amtsdauer bis zum Abschluss der ordentlichen Generalversammlung 2022:

The Annual General Meeting elects, as proposed by the Board of Directors, for a term of office until completion of the Annual General Meeting 2022:

•                         Dr. Hans Zehnder, Bahnhofplatz 1, 5400 Baden, Switzerland

als unabhängigen Stimmrechtsvertreter.

as independent proxy.

Vertretene Stimmen: Votes represented:	1’283’724’865
Absolutes Mehr: Absolute majority:	641’862’433
98.62%	Ja / Yes	1’266’017’185	Stimmen / votes
0.99%	Nein / No	12’761’001	Stimmen / votes
0.39%	Enthaltung / Abstention	4’946’679	Stimmen / votes

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11.  Wahl der Revisionsstelle

11.  Election of the auditors

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrates KPMG AG, Zürich, als Revisionsstelle für das Geschäftsjahr 2021.

The Annual General Meeting elects, as proposed by the Board of Directors, KPMG AG, Zurich, as the auditors for financial year 2021.

Vertretene Stimmen: Votes represented:	1’283’729’131
Absolutes Mehr: Absolute majority:	641’864’566
99.38%	Ja / Yes	1’275’726’786	Stimmen / votes
0.21%	Nein / No	2’745’417	Stimmen / votes
0.41%	Enthaltung / Abstention	5’256’928	Stimmen / votes

Der Präsident schliesst die Generalversammlung um 10.20 Uhr.

The Chairman closes the Annual General Meeting at 10.20 a.m.

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Zürich, 25. März 2021

Für das Protokoll:

For the minutes:

Peter Voser	Maria Varsellona
Präsident des Verwaltungsrates Chairman of the Board of Directors	Sekretärin des Verwaltungsrates Secretary to the Board of Directors

ABB AGM 2021 Minutes

—

ZURICH, SWITZERLAND, MARCH 25, 2021

ABB shareholders approve all proposals at 2021 Annual General Meeting

Payout of dividend and Board and Executive Committee compensation confirmed. Shareholders also approved capital reduction through the cancellation of shares repurchased under ABB’s share buyback program.

The shareholders of ABB have approved all the proposals by the company’s Board of Directors at its 2021 Annual General Meeting. Due to the extraordinary circumstances and in line with applicable Swiss COVID-19 legislation, shareholders were not able to attend the meeting in person but could exercise their shareholder rights via the independent proxy who represented 59 percent of the issued share capital.

The shareholders supported the proposed distribution of a dividend of CHF 0.80 per share with

99.4 percent of the votes. The dividend payment in Switzerland is planned for March 31, 2021. The shareholders also approved the management report, the consolidated financial statements and the annual financial statements for 2020 with 99.4 percent of the votes.

Peter Voser was confirmed as Chairman of the company’s Board of Directors with 92.9 percent of the votes. With the exception of Matti Alahuhta, who as announced earlier did not stand for re-election, all other members of the Board were re-elected for another term: Jacob Wallenberg, Gunnar Brock, David Constable, Frederico Fleury Curado, Lars Förberg, Jennifer Xin-Zhe Li, Geraldine Matchett, David Meline and Satish Pai.

Furthermore, a capital reduction through the cancellation of shares repurchased under ABB’s share buyback program announced in July 2020 was supported with 98.4 percent. Shareholders also approved in a binding vote with 98.4 percent the maximum aggregate compensation of the Board of Directors for the 2021–2022 term of office and of the Executive Committee for the 2022 financial year with 92.7 percent. In addition, in a non-binding vote the shareholders voted in favor of the compensation report for 2020 with 90.2 percent of the votes.

The final results of the Annual General Meeting are available on www.abb.com. ABB will be reporting first quarter results on April 27, 2021.

ABB (ABBN: SIX Swiss Ex) is a leading global technology company that energizes the transformation of society and industry to achieve a more productive, sustainable future. By connecting software to its electrification, robotics, automation and motion portfolio, ABB pushes the boundaries of technology to drive performance to new levels. With a history of excellence stretching back more than 130 years, ABB’s success is driven by about 105,000 talented employees in over 100 countries. www.abb.com

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For more information please contact:
Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

ABB SHAREHOLDERS APPROVE ALL PROPOSALS AT 2021 ANNUAL GENERAL MEETING	2/2

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ZURICH, SWITZERLAND, MARCH 25, 2021

ABB plans to launch new share buyback following completion of initial program

Follow-up share buyback program expected to begin in April 2021 and run until 2022 Annual General Meeting.

ABB has completed its initial share buyback program that was launched in July 2020 as part of the company’s commitment to return to shareholders cash proceeds from the Power Grids divestment of $7.6-7.8 billion. Through the initial buyback program, ABB repurchased a total of 128,620,589 shares – equivalent to 5.93 percent of its issued share capital at launch of the buyback program – for a total amount of approximately $3.5 billion over the past 8 months.

At today’s Annual General Meeting (AGM), as separately announced, ABB shareholders approved the cancellation of 115 million shares purchased under the initial share buyback program.

Consistent with ABB’s capital structure optimization program, ABB’s Board of Directors today approved a further share buyback program of up to $4.3 billion. With today’s decision, the Board confirms ABB’s intention to return $7.8 billion of cash proceeds from the Power Grids divestment to shareholders through share buybacks. The program is expected to be launched in April 2021. It will be executed on a second trading line on the SIX Swiss Exchange and is planned to run until the company’s 2022 AGM.

ABB intends to request shareholders to approve the cancellation of the remaining shares purchased under the initial program as well as those purchased under this new program at its 2022 AGM.

In addition, ABB intends to purchase up to 35 million shares until the 2022 AGM mainly for use in connection with its employee share plans.

ABB currently owns approximately 163 million treasury shares including the 115 million shares approved for cancellation at today’s AGM.

ABB (ABBN: SIX Swiss Ex) is a leading global technology company that energizes the transformation of society and industry to achieve a more productive, sustainable future. By connecting software to its electrification, robotics, automation and motion portfolio, ABB pushes the boundaries of technology to drive performance to new levels. With a history of excellence stretching back more than 130 years, ABB’s success is driven by about 105,000 talented employees in over 100 countries. www.abb.com

Important notice about forward-looking information

This press release includes forward-looking information and statements concerning the share buyback program. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, and are generally identifiable by statements containing words such as “intends”, “expects,” “plans”, or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could affect our ability to achieve any or all of our stated targets. Factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, changes in governmental

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regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

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For more information please contact:
Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

ABB PLANS TO LAUNCH NEW SHARE BUYBACK FOLLOWING COMPLETION OF INITIAL PROGRAM	2/2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: March 25, 2021.	By:	/s/ Ann-Sophie Nordh
		Name:	Ann-Sofie Nordh
		Title:	Group Senior Vice President and Head of Investor Relations

Date: March 25, 2021.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance